EXHIBIT 99.1

POWER EFFICIENCY ANNOUNCES 2010 RESULTS

Annual Revenues More than Double Prior Year

March 31, 2011 – Las Vegas, NV – Power Efficiency Corporation (OTCQB: PEFF), a clean tech company focused on energy efficiency technologies for electric motors, reported financial and operating results today for the year ended December 31, 2010.

Total revenues for 2010 were $576,797, an increase of $292,807 or 103% over 2009.  The Company recorded gross profit of $146,850, or 25% for 2010, an improvement over the 2009 gross margin of 21%.  Net loss for the year, including $326,824 in non-cash expenses related to stock based compensation, $818,541 in non-cash interest expense related to the amortization of a debt discount, and $828,827 in non-cash gain on the change in fair value of certain outstanding warrants, was $3,275,960.

Steven Strasser, Chairman and CEO of Power Efficiency, stated, “We are happy to have seen our sales double in 2010 as we see increased adoption of our digital product. However, we are setting our sights much higher in years ahead. During 2010 we had several very important events and projects, including:
•	Our first major project in Asia at the Venetian, Sands and Four Seasons hotels in Macau
•	Our technology being installed at the U.S. Capitol Complex and Washington Dulles International Airport
•	Signing a private label supply agreement with Schindler Elevator Corporation, the world’s largest escalator supplier
•
Signing a private label agreement with one of the largest U.S. industrial distributors. This company has begun selling our three phase products and is working with us to develop and sell our single phase products incorporated directly onto single phase motor, creating a dynamic energy saving single phase motor

•	Significantly increasing our international sales to almost one quarter of our revenue;
•	Completing a $5 million financing, including the elimination of all debt
•	Signing a collaboration agreement with the Interplex Group in Malaysia, a large conglomerate that manufactures numerous products, including escalators and elevators

Mr. Strasser further commented, “In the past several months, we received orders from, and begun deliveries to, two major airports in the U.S. and are bidding on many more airport and transit system projects. Furthermore, we have begun several pilot projects in Hong Kong and Singapore and are training the East and Southeast Asian offices of our global vertical transportation partners so that they may begin sales of our products in those markets. We believe the rapidly developing Asian markets are going to provide the most growth in the long term, since that is where most new equipment is made and most commercial and industrial development is taking place.”

Additional Information Relating to Power Efficiency’s Trading Data

Due to certain recent disruptions in the marketplace relating to quotations on the OTC Bulletin Board (OTCBB) operated by the Financial Industry Regulatory Authority, there may not be trading data for many companies, including Power Efficiency, on the OTCBB.  Investors are advised that this is not through any change of the Power Efficiency’s filing or regulatory status, as Power Efficiency remains a fully reporting Company with the Securities and Exchange Commission. Rather, management believes that incomplete or missing trading data on the OTCBB is a result of a shift in major market makers’ preference for the OTCQB platform over the OTCBB platform.

Real-time trading data for PEFF on the OTCQB market is available through the below link.  Readers are advised that OTCQB market is operated by the owner of otcmarkets.com, and Power Efficiency makes no representation or warranty regarding the OTCQB market. For real-time trading data for Power Efficiency on the OTCQB market, including Level 2 quotes, please visit: www.otcmarkets.com/stock/peff/quote.  Further information on the OTCQB marketplace may be found at www.otcmarkets.com.

About Power Efficiency Corporation
Power Efficiency Corporation is a clean tech company focused on efficiency technologies for electric motors. Power Efficiency is incorporated in Delaware and is headquartered in Las Vegas, Nevada. The Company has developed a patented and patent-pending technology platform, called E-Save Technology, which has been demonstrated in independent testing to improve the efficiency of electric motors by up to 35% in appropriate applications. Electric motors consume over 25% of the electricity in the U.S. and many operate inefficiently. E-Save Technology can be licensed to motors, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology can be licensed to motors, controls and equipment manufacturers. Power Efficiency’s products, based on E-Save Technology, include an industrial Motor Efficiency Controller for three phase applications, such as escalators, crushers, granulators, mixers, saws and MG elevators, as well as a new Appliance Motor Efficiency Controller for small single phase applications such as residential and light commercial appliances. For more information, go to www.powerefficiency.com.

Safe Harbor
As a cautionary note to investors, certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company’s products in the market; the Company’s success in technology and product development; the Company’s ability to execute its business model and strategic plans; and all the risks and related information described from time to time in the Company’s SEC filings, including the financial statements and related information contained in the Company’s SEC filing. Power Efficiency assumes no obligation to update the information in this release.

Contact:
Power Efficiency Corporation
BJ Lackland, CFO
Tel: 702-697-0377